UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 13, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements Of Earnings (Loss) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
	$	$	$	$
Revenue	199,853	193,462	196,695	189,291
Cost of sales	159,872	151,202	158,389	154,048

Gross profit	39,981	42,260	38,306	35,243

Selling, general and administrative expenses	20,547	20,208	22,959	20,849
Research expenses	1,701	1,589	1,602	1,528

	22,248	21,797	24,561	22,377

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	20,463	13,745	12,866
Manufacturing facility closures, restructuring and other related charges	934	924	27,201	3,172

Operating profit (loss)	16,799	19,539	(13,456)	9,694

Finance costs
Interest	1,261	1,846	1,753	3,147
Other (income) expense	190	437	160	355

	1,451	2,283	1,913	3,502

Earnings (loss) before income tax expense (benefit)	15,348	17,256	(15,369)	6,192

Income tax expense (benefit)
Current	729	1,909	751	969
Deferred	200	226	(312)	(464)

	929	2,135	439	505

Net earnings (loss)	14,419	15,121	(15,808)	5,687

Earnings (loss) per share
Basic	0.24	0.25	(0.26)	0.10
Diluted	0.23	0.25	(0.26)	0.09
Weighted average number of common shares outstanding
Basic	60,731,173	60,288,991	59,692,751	59,316,858
Diluted	62,072,583	61,584,732	59,692,751	61,036,145

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Intertape Polymer Group Inc.

Consolidated Quarterly Statements Of Earnings (Loss) (1)

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
	$	$	$	$
Revenue	198,476	197,751	198,912	183,016
Cost of sales	163,499	161,629	166,505	155,833

Gross profit	34,977	36,122	32,407	27,183

Selling, general and administrative expenses	19,260	20,653	18,373	18,416
Research expenses	1,530	1,650	1,519	1,622

	20,790	22,303	19,892	20,038

Operating profit before manufacturing facility closures, restructuring and other related charges	14,187	13,819	12,515	7,145
Manufacturing facility closures, restructuring and other related charges	387	14,152	546	378

Operating profit (loss)	13,800	(333)	11,969	6,767

Finance costs
Interest	3,347	3,384	3,355	3,659
Other (income) expense	(192)	667	473	447

	3,155	4,051	3,828	4,106

Earnings (loss) before income tax expense (benefit)	10,645	(4,384)	8,141	2,661

Income tax expense (benefit)
Current	(888)	353	493	122
Deferred	659	(848)	(61)	595

	(229)	(495)	432	717

Net earnings (loss)	10,874	(3,889)	7,709	1,944

Earnings (loss) per share
Basic	0.18	(0.07)	0.13	0.03
Diluted	0.18	(0.07)	0.13	0.03
Weighted average number of common shares outstanding

Basic	59,028,088	58,981,435	58,961,050	58,961,050
Diluted	61,054,123	58,981,435	60,156,176	59,526,474

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages risk and capital resources. This MD&A, which has been prepared as of November 12, 2013, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2013 and 2012. It should also be read together with the text below on forward-looking statements in the Section entitled “Forward-Looking Statements.”

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the shares of the Company; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

On January 1, 2013, the amendments to IAS 19-Employee Benefits became effective and required the retrospective application to operating results for fiscal years 2012 and 2011. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this MD&A and Note 3 – Pension and Other Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Overview

The Company reported revenue for the third quarter of 2013 of $199.9 million, an increase of 0.7% compared to $198.5 million for the third quarter of 2012 and an increase of 3.3% sequentially compared to $193.5 million for the second quarter of 2013. Gross profit totalled $40.0 million for the third quarter of 2013 as compared to $35.0 million and $42.3 million for the third quarter of 2012 and the second quarter of 2013, respectively. Revenue was higher in the third quarter of 2013 compared to the third quarter of 2012 primarily due to an increase in selling prices, including the impact of product mix partially offset by a decrease in sales volume. Revenue increased in the third quarter of 2013 compared to the second quarter of 2013 primarily due to an increase in sales volume partially offset by a decrease in selling prices, including the impact of product mix.

Net earnings for the third quarter of 2013 was $14.4 million ($0.24 earnings per share basic and $0.23 earnings per share diluted) as compared to $10.9 million ($0.18 earnings per share, both basic and diluted) for the third quarter of 2012 and $15.1 million ($0.25 earnings per share, both basic and diluted) for the second quarter of 2013.

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of $0.08 per common share, paid on September 30, 2013 to shareholders of record at the close of business September 16, 2013. The aggregate amount of the dividend paid was $4.9 million. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook.

On August 30, 2013, the Company redeemed, at par value, the remaining $18.7 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014 and the Indenture was discharged and all Notes satisfied.

On November 12, 2013 the Board of Directors declared a dividend of $0.08 per common share payable on December 30, 2013 to shareholders of record at the close of business December 16, 2013.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs and executing on the previously announced manufacturing rationalization projects.

The Company’s financial projections include the following:

•	Revenue for the fourth quarter of 2013 is expected to be lower than the third quarter of 2013 which is reflective of normal seasonality;

•	Gross margin for the fourth quarter of 2013 is expected to be between 20% and 22%;

•	Assuming stable or improving macroeconomic conditions, the Company expects gross margin to be in the range of 20% to 22% for 2014. This reflects further improvement resulting from gross margin expansion initiatives partially offset by approximately $3 to $7 million of temporary operating cost increases, the majority of which is expected in the second half of 2014 with the remainder expected in the first half of 2015. These costs are related to actions being taken to mitigate risk associated with new technology including state-of-the-art equipment in our new Blythewood facility;

•	After the South Carolina relocation has been completed and start-up inefficiencies have been resolved, the Company expects gross margin to be between 22% and 24%;

•	Adjusted EBITDA for the fourth quarter of 2013 is expected to be somewhat lower than the third quarter of 2013 and substantially higher than the fourth quarter of 2012;

•	Capital expenditures:

•	Expenditures for the fourth quarter of 2013 are expected to be $12 to $18 million, depending on the timing of delivery of several large pieces of new equipment;

•	Expenditures for 2013 are expected to total $47 to $52 million;

•	Expenditures for 2014 are expected to total $25 to $29 million excluding any new high-return projects that may arise; and

•	The Company has started the process to relocate and modernize its Columbia, South Carolina manufacturing operation with state-of-the-art equipment in a new facility with the purchase of real estate in Blythewood, South Carolina (“South Carolina Project”). Purchases of equipment and real estate related to the South Carolina Project are expected to total $43 to $46 million of which $2.7 million was spent in 2012, $23 to $25 million is expected to be spent in 2013 and the remainder is expected to be spent primarily in 2014. These amounts are included in the estimates above;

•	Total debt at December 31, 2013 is expected to be the same or slightly lower compared to September 30, 2013 primarily due to an increase in projected capital expenditures;

•	The Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012 as well as shrink film production at its Truro, Nova Scotia facility in the first quarter of 2013. Cash savings related to these projects are expected to total approximately $3 million in 2013 and approximately $6 million annually in future years. The Company anticipates that the South Carolina Project will have total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	With respect to the manufacturing rationalization projects announced to date:

•	Charges for the fourth quarter of 2013 primarily related to equipment moves and workforce retention costs are expected to be approximately $2 million;

•	Charges for the full year of 2013 primarily related to environmental costs, workforce retention costs and equipment moves costs are expected to be $6 to $8 million. Cash outflows expected in 2013 are estimated to total $2 to $4 million, primarily related to equipment moves; and

•	Charges after 2013 related to equipment moves and workforce retention costs are estimated to be $5 to $7 million, primarily related to the South Carolina Project. Cash outflows expected after 2013 for equipment moves, workforce retention costs and environmental are estimated to be $8 to $11 million.

Results of Operations

Revenue

The Company’s revenue for the third quarter of 2013 was $199.9 million, an increase of 0.7% compared to $198.5 million for the third quarter of 2012. Revenue was higher in the third quarter of 2013 compared to the third quarter of 2012 primarily due to an increase in selling prices, including the impact of product mix, partially offset by a decrease in sales volume. The decrease in sales volume of approximately 3% when compared to the third quarter of 2012 was primarily due to the progress the Company made in reducing sales of low-margin products in the second half of 2012 partially offset by increased sales of new products. Selling prices, including the impact of product mix, increased approximately 4% in the third quarter of 2013 compared to the third quarter of 2012. The increase in selling prices was primarily due to higher selling prices of equivalent units and a shift in the mix of products sold.

The Company’s revenue for the third quarter of 2013 increased 3.3% sequentially compared to $193.5 million for the second quarter of 2013. Revenue increased in the third quarter of 2013 compared to the second quarter of 2013 primarily due to higher sales volume partially offset by a decrease in selling prices, including the impact of product mix. The increase in sales volume of approximately 5% was primarily due to increased demand for tape and film product lines. The Company believes that some of the increased demand for film products in the third quarter of 2013 was due to customers pre-buying in response to an announcement of a price increase to take effect on orders placed on or after September 30, 2013. The Company also believes that the second quarter of 2013 volume was lower partially due to customers pre-buying both tape and film products during the first quarter of 2013 in advance of price increases that took effect in the first quarter of 2013. Selling prices, including the impact of product mix, decreased approximately 2% in the third quarter of 2013 compared to the second quarter of 2013. The decrease in selling prices was primarily due to a shift in the mix of products sold and lower selling prices of equivalent units.

Revenue for the first nine months of 2013 was $590.0 million, a 0.9% decrease compared to $595.1 million for the same period in 2012. The decrease in revenue was primarily due to a decrease in sales volume of approximately 2% partially offset by an approximately 2% increase in selling prices, including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made in reducing sales of low-margin products. Selling prices, including the impact of product mix, increased approximately 2% in the first nine months of 2013 compared to the same period in 2012. The increase in selling prices was primarily due to higher selling prices of equivalent units partially offset by a shift in the mix of products sold.

Gross Profit and Gross Margin

Gross profit totalled $40.0 million in the third quarter of 2013, an increase of 14.3% from the third quarter of 2012 and a decrease of 5.4% from the second quarter of 2013. Gross margin was 20.0% in the third quarter of 2013, 17.6% in the third quarter of 2012, and 21.8% in the second quarter of 2013. As compared to the third quarter of 2012, gross profit and gross margin increased primarily due to the impact of manufacturing cost reductions and an increase in the spread between raw material costs and selling prices. As compared to the second quarter of 2013, the decrease in gross profit was primarily due to an increase in overhead related to the planned annual maintenance partially offset by an increase in sales volume and the decrease in gross margin was primarily related to an increase in overhead related to the planned annual maintenance.

Gross profit and gross margin for the first nine months of 2013 were $120.5 million and 20.4%, respectively, compared to $103.5 million and 17.4% for the first nine months of 2012. The increase in gross profit and gross margin in the first nine months of 2013 was primarily due to an improvement in the spread between selling prices and raw material costs and the impact of manufacturing cost reductions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) totalled $20.5 million for the third quarter of 2013 compared to $19.3 million in the third quarter of 2012 and $20.2 million in the second quarter of 2013. As a percentage of revenue, SG&A was 10.3%, 9.7% and 10.4% for the third quarter of 2013, the third quarter of 2012 and the second quarter of 2013, respectively. SG&A was $1.3 million higher in the third quarter of 2013 compared to the third quarter of 2012 primarily due to an increase in stock-based compensation expense, partially offset by a decrease in variable compensation expenses. The increase in stock-based compensation expense primarily related to the impact of an increase in the Company’s share price on Stock Appreciation Rights (“SAR”) expense. When compared to the second quarter of 2013, SG&A increased by $0.3 million primarily due to an increase in stock-based compensation expense partially offset by a decrease in variable compensation expenses primarily due to the timing of recording certain variable compensation expenses in the second quarter of 2013 compared to the third quarter of 2013.

SG&A for the first nine months of 2013 was $63.7 million compared to $58.3 million for the first nine months of 2012. As a percentage of revenue, SG&A was 10.8% and 9.8% for the first nine months of 2013 and the first nine months of 2012, respectively. The increase in SG&A for the first nine months of 2013 was primarily due to a $3.9 million increase in stock-based compensation expense primarily related to SAR expense and a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced plans related to the South Carolina Project. On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina, which is in close proximity to Columbia. Improvements to the Blythewood property are in process to adapt it for use as a manufacturing facility. This initiative resulted in a $0.5 million charge for the third quarter of 2013 primarily related to accrued workforce retention and equipment relocation costs. Total charges of $26.8 million were recorded in the first nine months of 2013 of which $23.5 million relates to non-cash items. The $23.5 million non-cash charge recorded in the first quarter of 2013 primarily relates to impairment of property, plant and equipment and the remaining $3.3 million primarily consists of environmental remediation and accrued workforce retention costs. The environmental remediation is expected to occur in 2015 upon closure of the existing manufacturing site. Capital expenditures for the South Carolina Project since inception totalled $19.0 million. Capital expenditures recorded in the third quarter of 2013 for this project were $3.2 million which include $0.4 million of improvements to the real estate in Blythewood, South Carolina.

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012. This production was transferred to its Carbondale, Illinois facility in the first quarter of 2013. In addition, the Company’s North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility continues to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred with respect to these matters were $0.4 million, $0.6 million and $0.3 million for the third quarter of 2013, the second quarter of 2013, and the third quarter of 2012, respectively. The $0.4 million charge in the third quarter of 2013 was primarily related to equipment relocation costs and impairment of equipment. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth.

The Brantford, Ontario facility was shut down in the second quarter of 2011. In January 2013, the Company sold the facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

Interest

Interest expense for the third quarter of 2013 totalled $1.3 million, a $2.1 million decrease from $3.3 million of interest expense for the third quarter of 2012. Interest expense for the third quarter of 2013 decreased $0.6 million from $1.8 million in the second quarter of 2013. Interest expense decreased in both periods primarily due to lower average cost of debt and lower average amount of debt outstanding.

Interest expense for the first nine months of 2013 was $4.9 million, a $5.2 million decrease compared to $10.1 million for the first nine months of 2012 primarily due to lower average cost of debt and lower average amount of debt outstanding. The average cost of debt decreased primarily due to actions taken during 2012 and 2013, including the redemption of the Notes and new, lower cost financing obtained in the form of an Equipment Finance Agreement, a real estate secured term loan (“Real Estate Loan”), and a loan related to the purchase of the Blythewood, South Carolina real estate (“South Carolina Mortgage”).

Other (Income) Expense

Other expense for the third quarter of 2013 was $0.2 million compared to other income of $0.2 million for the third quarter of 2012, an increase in expense of $0.4 million primarily due to (i) the nonrecurrence of $0.3 million of other income in the third quarter of 2012 associated with the Company’s Portuguese operations, and (ii) lower foreign exchange gains in the third quarter of 2013 compared to the third quarter of 2012. When compared to other expense of $0.4 million for the second quarter of 2013, other expense for the third quarter of 2013 decreased $0.2 million primarily due to foreign exchange gains in the third quarter of 2013 compared to foreign exchange losses in the second quarter of 2013.

Other expense for the first nine months of 2013 was $0.8 million compared to $0.9 million for the first nine months of 2012, a decrease of $0.2 million. This decrease was primarily due to a decrease in losses on asset disposals and foreign exchange gains in the first nine months of 2013 compared to foreign exchange losses in the first nine months of 2012, partially offset by the nonrecurrence of $0.3 million of other income in the third quarter of 2012 associated with the Company’s Portuguese operations.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The effective tax rate of 6.1% for the third quarter of 2013 was higher compared to negative 2.2% for the third quarter of 2012 primarily due to (i) the nonrecurrence of the income tax benefit recorded during the third quarter of 2012 for expected tax refunds due to the ability to utilize certain US alternative minimum tax net operating losses without limitation and (ii) an increase in the state effective tax rate resulting from an increase in the amount of taxable income apportioned to states in which the Company is subject to current income tax. These increases to the effective tax rate were partially offset by a change in the mix of earnings between jurisdictions. The effective tax rate for the third quarter of 2013 was based on total income tax expense of $0.9 million on $15.3 million of earnings before income tax expense.

The effective tax rate of 20.3% for the first nine months of 2013 was higher compared to negative 2.0% for the first nine months of 2012 primarily due to (i) income tax expense recorded for stock options exercised, (ii) the nonrecurrence of an income tax benefit recorded during the first nine months of 2012 for expected tax refunds resulting from the ability to utilize certain US alternative minimum tax net operating losses without limitation, and (iii) an increase in state income taxes resulting from an increase in the amount of taxable income apportioned to jurisdictions in which the Company is subject to current income tax. The effective tax rate for the first nine months of 2013 was based on total income tax expense of $3.5 million on $17.2 million of earnings before income tax expense.

In assessing the recoverability of deferred tax assets, the Company’s management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. The Company continues to monitor its historical and current performance and outlook as well as contemporaneous accounting guidance to determine the appropriate amount of deferred tax assets to recognize on the balance sheet.

As of December 31, 2012, the Company had $202.6 million of deductible temporary differences and unused tax losses for which no deferred tax assets were recognized on the consolidated balance sheet (the “Derecognized Assets”) primarily due to the derecognition as of December 31, 2010 of the Company’s US deferred tax assets as was previously described in the Company’s consolidated financial statements as of and for the year ended December 31, 2010. Sufficient convincing evidence did not exist as of September 30, 2013 and therefore, in accordance with GAAP, the Derecognized Assets were not recognized. As of December 31, 2013, Management will continue to analyze all evidence including, among others, the Company’s current, historical, and cumulative financial results as well as market and industry conditions, available tax strategies, the 2014 budget, and longer term financial projections. This analysis may result in the Company recognizing more than $45 million of its US deferred tax assets that were not previously recognized. The recognition of the Derecognized Assets, if any, would have the effect of increasing deferred tax assets and decreasing income tax expense while having no effect on current or future cash income taxes paid. The subsequent utilization of the Derecognized Assets in future periods would result in increased income tax expense.

Due to the requirements of income tax accounting under IAS 12 – Income Taxes, income tax expense can differ significantly from income taxes paid in any reporting period. During the nine months ended September 30, 2013 and September 30, 2012, the Company paid income taxes on its worldwide business of $0.5 million and $0.7 million, respectively. Income taxes paid in 2012 were primarily due to alternative minimum taxes and state income taxes while income taxes paid in 2013 were primarily due to increased state income taxes partially offset by alternative minimum tax refunds received from the ability to utilize certain US alternative minimum tax net operating losses without limitation.

On June 26, 2013, Canada’s Bill C-48, Technical Tax Amendments Act, 2012, received Royal Assent. Changes included new rules associated with upstream loans and indebtedness between a foreign affiliate and its Canadian parent company. The Company does not expect this change in legislation to have an impact on the income tax provision.

Net Earnings (Loss)

Net earnings for the third quarter of 2013 totalled $14.4 million compared to net earnings of $10.9 million for the third quarter of 2012 and net earnings of $15.1 million for the second quarter of 2013. The increase in net earnings of $3.5 million for the third quarter of 2013 compared to the third quarter of 2012 was primarily due to an increase in gross profit and a decrease in interest expense partially offset by an increase in stock-based compensation expense, as discussed above. The decrease in net earnings of $0.7 million for the third quarter of 2013 compared to the second quarter of 2013 was primarily due to a decrease in gross profit, an increase in stock-based compensation expense partially offset by decreases in income tax expense, interest expense and variable compensation expenses, as discussed above.

Net earnings for the first nine months of 2013 totalled $13.7 million, a $1.0 million decrease in earnings compared to net earnings of $14.7 million in the first nine months of 2012. The decrease in earnings was primarily due to an increase in manufacturing facility closures, restructuring and other related charges and an increase in stock-based compensation expense partially offset by an increase in gross profit, as discussed above.

Non-GAAP Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted Net Earnings Reconciliation To Net Earnings (Loss)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$
Net earnings	14.4	15.1	10.9	13.7	14.7
Add back:
Manufacturing facility closures, restructuring and other related charges	0.9	0.9	0.4	29.1	15.1
Stock-based compensation expense	2.1	0.9	0.6	4.8	0.9
Provision related to resolution of a contingent liability	—	—	—	1.3	—
Impairment of long-lived assets and other assets	0.0	0.2	—	0.2	—
Income tax effect of these items	0.1	1.2	(0.0)	1.8	(1.1)

Adjusted net earnings	17.5	18.3	11.8	50.9	29.6

Earnings (loss) per share
Basic	0.24	0.25	0.18	0.23	0.25
Diluted	0.23	0.25	0.18	0.22	0.24

Adjusted earnings per share
Basic	0.29	0.30	0.20	0.84	0.50
Diluted	0.28	0.30	0.19	0.83	0.49
Weighted average number of common shares outstanding for adjusted net earnings per share calculation

Basic	60,731,173	60,288,991	59,028,088	60,245,708	58,990,329
Diluted	62,072,583	61,584,732	61,054,123	61,469,178	60,682,543

Adjusted net earnings amounted to $17.5 million for the third quarter of 2013 compared to $11.8 million for the third quarter of 2012. Adjusted net earnings were $5.7 million higher for the third quarter of 2013 compared to the third quarter of 2012 primarily due to higher gross profit and lower interest expense, as discussed above.

Adjusted net earnings were $0.8 million lower for the third quarter of 2013 compared to $18.3 million for the second quarter of 2013 primarily due to a decrease in gross profit partially offset by decreases in interest expense and variable compensation expenses, as discussed above.

Adjusted net earnings amounted to $50.9 million for the first nine months of 2013 compared to $29.6 million for the first nine months of 2012. Adjusted net earnings were $21.2 million higher for the first nine months of 2013 compared to the first nine months of 2012 primarily due to higher gross profit and lower interest costs, as discussed above.

Adjusted fully diluted earnings per share for the third quarter of 2013 was $0.28 per share, a $0.09 per share increase compared to the third quarter of 2012 and a $0.02 per share decrease compared to the second quarter of 2013. Adjusted fully diluted earnings per share for the first nine months of 2013 was $0.83 per share, a $0.34 per share increase compared to $0.49 earnings per share for the first nine months of 2012.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA And Adjusted EBITDA Reconciliation To Net Earnings (Loss)

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$
Net earnings	14.4	15.1	10.9	13.7	14.7
Add back:
Interest and other expense	1.5	2.3	3.2	5.6	11.0
Income tax expense (benefit)	0.9	2.1	(0.2)	3.5	(0.3)
Depreciation and amortization	6.9	6.8	7.6	20.8	22.8

EBITDA	23.7	26.4	21.4	43.7	48.2
Manufacturing facility closures, restructuring and other related charges	0.9	0.9	0.4	29.1	15.1
Stock-based compensation expense	2.1	0.9	0.6	4.8	0.9
Provision related to resolution of a contingent liability	—	—	—	1.3	—
Impairment of long-lived assets and other assets	0.0	0.2	—	0.2	—

Adjusted EBITDA	26.8	28.3	22.3	79.1	64.3

Adjusted EBITDA was $26.8 million for the third quarter of 2013, $22.3 million for the third quarter of 2012 and $28.3 million for the second quarter of 2013. The increase in adjusted EBITDA in the third quarter of 2013 compared to the third quarter of 2012 was primarily due to higher gross margin. The decrease in adjusted EBITDA in the third quarter of 2013 compared to the second quarter of 2013 was primarily due to an increase in overhead related to the planned annual maintenance.

Adjusted EBITDA was $79.1 million for the first nine months of 2013, an increase of $14.8 million as compared to $64.3 million for the first nine months of 2012. The increase in Adjusted EBITDA in the first nine months of 2013 compared to the first nine months of 2012 was primarily due to higher gross margin.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There has been no material change with respect to related party transactions since December 31, 2012. Reference is made to the Section entitled “Related Party Transactions” in the Company’s MD&A as of and for the year ended December 31, 2012 and to Note 19 of the annual audited consolidated financial statements as of and for the year ended December 31, 2012.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased by four days from 52 in the third quarter of 2012 to 56 in the third quarter of 2013 and decreased by two days from 58 in the second quarter of 2013 to the third quarter of 2013. The Company expects Days Inventory to remain in the mid 50’s during the fourth quarter of 2013. Inventories increased $2.6 million to $94.5 million as of September 30, 2013 from $91.9 million as of December 31, 2012.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by four days from 44 in the third quarter of 2012 to 40 in the third quarter of 2013. DSO’s in the third quarter of 2013 were approximately the same as the second quarter of 2013. DSO’s are expected to remain in the low 40’s during the fourth quarter of 2013. Trade receivables increased $11.3 million to $87.1 million as of September 30, 2013 from $75.9 million as of December 31, 2012.

The calculations are shown in the following tables:

	Three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
Cost of sales (1)	$159.9	$151.2	$163.5
Days in quarter	92	91	92

Cost of sales per day (1)	$1.74	$1.66	$1.78
Average inventory (1)	$97.3	$97.1	$93.1

Days inventory	56	58	52

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day

(Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	in millions of US dollars

	Three months ended
	September 30, 2013	June 30, 2013	September 30, 2012
Revenue (1)	$199.9	$193.5	$198.5
Days in quarter	92	91	92

Revenue per day (1)	$2.17	$2.13	$2.16
Trade receivables (1)	$87.1	$85.1	$94.2

DSO’s	40	40	44

DSO’s is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO’s

Accounts payable and accrued liabilities increased $3.7 million to $79.7 million as of September 30, 2013 from $76.0 million as of December 31, 2012, primarily due to an increase in raw materials inventory and the timing of payments combined with an increase in stock-based compensation liabilities. These increases were partially offset by payments for 2012 liabilities relating to equipment purchases and variable compensation expenses and a decrease in accrued interest payable due to the redemption of the Notes.

Long-Term Debt and Liquidity

The Company has a $200 million Asset-Based Loan (“ABL”) facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of September 30, 2013, the Company had a total draw of $99.3 million against its ABL, which consisted of $93.2 million of borrowings and $6.1 million in letters of credit. As of June 30, 2013, the total draw was $101.3 million, which consisted of $95.5 million of borrowings and $5.8 million in letters of credit. As of September 30, 2012, the total draw was $60.6 million, which consisted of $58.4 million of borrowings and $2.2 million in letters of credit. The increase of $3.9 million in the outstanding letters of credit between September 30, 2012 and September 30, 2013 was primarily due to equipment being purchased from non-US suppliers.

The Company had total cash and loan availability of $44.5 million as of September 30, 2013, $51.6 million as of June 30, 2013 and $87.6 million as of September 30, 2012. The decrease of $7.1 million in total cash and loan availability between June 30, 2013 and September 30, 2013 was due to the redemption of an aggregate principal amount of $18.7 million of Notes, a $5.2 million decrease in the borrowing base and the payment of a $4.9 million dividend, partially offset by free cash flows of $22.5 million for the quarter. The decrease of $43.1 million in total cash and loan availability between September 30, 2012 and September 30, 2013 was primarily due to the increase in total borrowings under the ABL facility, which was used to finance the redemption of an aggregate principal amount of $93.7 million Notes that occurred during the twelve month period ended September 30, 2013. This increase was partially offset by cash flows from operations during the same period. The Company had cash and loan availability under its ABL facility exceeding $45 million as of November 12, 2013.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s recently redeemed Notes) if the Notes have not been retired or if other conditions have not been met. However, the Notes were fully redeemed as of August 30, 2013 and all other conditions no longer apply and, therefore, the Company does not expect an acceleration of the ABL maturity date. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective when loan availability drops below $25.0 million or in other situations such as an event of default or when making certain payments when availability is below specified levels. The Company was above the $25.0 million threshold of loan availability during the third quarter of 2013 and though not in effect, had a fixed charge ratio greater than 1.0 to 1.0 as of September 30, 2013.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of September 30, 2013, the Company had secured real estate mortgage financing of $25.0 million, including $15.2 million borrowed under the Real Estate Loan and $8.3 million borrowed in the second quarter of 2013 under the South Carolina Mortgage, leaving the Company the ability to obtain an additional $10.0 million of real estate mortgage financing.

The ABL facility also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a permitted purchase money debt facility. As of September 30, 2013, the Company had outstanding permitted purchase money debt of $7.4 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $17.6 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013 in order for the leases to be subject to a fixed interest rate. The terms of the fixed interest rate arrangement include multiple individual finance leases, each of which has and will have a term of 60 months and a fixed interest rate. If the Company finances any amount in the first quarter of 2014, the amounts will be scheduled into finance leases with a term of 60 months at a floating rate of 225 basis points above 30-day LIBOR. As of September 30, 2013, the Company had borrowed a total of $16.0 million under the Equipment Finance Agreement, of which $7.5 million was scheduled into finance leases with a term of 60 months, $5.3 million at a fixed annual interest rate of 2.74% and $2.2 million at a fixed annual rate of 2.90%. The remaining $8.5 million of unscheduled borrowings is in the form of advanced fundings at a rate of 200 basis points above 30-day LIBOR, or 2.18% as of September 30, 2013. The majority of which is not expected to be scheduled by December 31, 2013. Therefore, the amount not scheduled by December 31, 2013 will be financed under a floating rate of 225 basis points above 30-day LIBOR instead of a fixed interest rate of 2.90%. The Company is required to schedule into finance leases an additional $16.5 million by December 31, 2013, which consists of the $8.5 million of advance fundings as of September 30, 2013 and an additional $8.0 million of new funding in order to attain the $24 million total. The Company does not expect to finance the required amount by December 31, 2013, but does not expect to pay any Reinvestment Premium as defined in the Equipment Finance Agreement on the difference between $24 million and the amount actually funded by December 31, 2013 unless the 3-Year SWAP rate at December 31, 2013 per the Federal Reserve H.15 report decreases to less than 0.5%.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. The maturity of the loan may be accelerated if the ABL facility is not extended or if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate Loan as of September 30, 2013 was $15.2 million. A portion of the loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the interest rate on the Real Estate Loan will be 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of September 30, 2013. The loan is secured by certain of the Company’s real estate.

As of September 30, 2013, the Company had redeemed in full the Notes bearing interest at 8.5%. The Indenture governing the Notes provided that they were redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. On June 27, 2013, the Company redeemed an additional $20.0 million aggregate principal amount of its outstanding Notes at par value. The final $18.7 million aggregate principal amount of its outstanding Notes were redeemed at par value on August 30, 2013. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan, Equipment Finance Agreement, and the South Carolina Mortgage.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility for $11.3 million and entered into the South Carolina Mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest is payable monthly and principal is amortized on a straight-line basis over ten years. The maturity of the South Carolina Mortgage may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The notional value of the South Carolina Mortgage as of September 30, 2013 was $8.3 million, with an additional $2.1 million available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a manufacturing facility. The South Carolina Mortgage has an interest rate of 30-day LIBOR plus 215 basis points and contains two financial covenants. The Company was in compliance with both financial covenants as of September 30, 2013. The loan is secured solely by the Company’s Blythewood, South Carolina real estate. A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

Pension and Other Post-Retirement Benefit Plans

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. On a quarterly basis, this also resulted in an income tax benefit and an increase to the net pension liability.

The impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million and an income tax benefit of $0.2 million for both of the years ended December 31, 2012 and 2011, respectively. The following table shows the impact of the retrospective application of the amended standard for each of the quarters for the years ended December 31, 2012 and 2011, respectively.

In the United States, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of its plans during the period ended September 30, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. Under Amended IAS 19 – Employee Benefits, the Company was required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales. The Company was also required to remeasure the plan’s assets and liabilities as of the amendment date resulting in an increase of $0.7 million under pension and post-retirement benefits in the consolidated balance sheet with the offset flowing through other comprehensive income, net of income tax expense (benefit), and in deficit. The change is primarily due to a change in the discount rate from 4.19% to 3.56% as a result of a reduction in corporate bond yields from December 31, 2011.

Impact of Amended IAS 19-Employee Benefits Retrospective Application

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Cost of sales	94	1,184	505	505

Gross profit (loss)	(94)	(1,184)	(505)	(505)
Gross margin	(0.1%)	(0.6%)	(0.2%)	(0.2%)

Operating profit (loss)	(94)	(1,184)	(505)	(505)
Income tax expense (benefit)	(40)	(40)	(41)	(41)

Net earnings (loss)	(54)	(1,144)	(464)	(464)

Earnings (loss) per share
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(54)	(1,144)	(464)	(464)

Adjusted earnings (loss) per share (1)
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)
EBITDA (1)	(94)	(1,184)	(505)	(505)

Adjusted EBITDA (1)	(94)	(1,184)	(505)	(505)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$
Cost of sales	431	431	430	428

Gross profit (loss)	(431)	(431)	(430)	(428)
Gross margin	(0.2%)	(0.3%)	(0.2%)	(0.3%)

Operating profit (loss)	(431)	(431)	(430)	(428)
Income tax expense (benefit)	(39)	(37)	(37)	(37)

Net earnings (loss)	(392)	(394)	(393)	(391)

Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(392)	(394)	(393)	(391)

Adjusted earnings (loss) per share (1)
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
EBITDA (1)	(431)	(431)	(430)	(428)

Adjusted EBITDA (1)	(431)	(431)	(430)	(428)

(1)	The changes in these Non-GAAP measures represent only the retrospective application of Amended IAS 19-Employee Benefits resulting from the decrease in Net earnings (loss). For additional information regarding Non-GAAP measures refer to the Section entitled “Non-GAAP Measures” of this MD&A.

Cash Flows

Cash flows from operations before changes in working capital items increased in the third quarter of 2013 by $3.8 million to $25.0 million from $21.2 million in the third quarter of 2012 and decreased $0.8 million compared to $25.8 million in the second quarter of 2013. The increase in cash flows from operations before changes in working capital for the third quarter of 2013 compared to the third quarter of 2012 was primarily due to higher gross profit. The decrease in cash flows from operations before changes in working capital was primarily due to lower gross profit in the third quarter of 2013 compared to the second quarter of 2013.

Cash flows from operations before changes in working capital items increased in the first nine months of 2013 by $10.5 million to $69.8 million from $59.3 million in the first nine months of 2012. The increase in cash flows from operations before changes in working capital items for the first nine months of 2013 was primarily due to higher gross profit partially offset by an increase in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from working capital items was $8.0 million source of cash in the third quarter of 2013 and in the third quarter of 2012 and $6.6 million use of cash in the second quarter of 2013. The source of cash for working capital requirements in the third quarter of 2013 was approximately the same as the third quarter of 2012; offsetting items include the timing of payments related to various liabilities and a smaller reduction in inventory. The smaller reduction in inventory included an increase in inventory as of September 30, 2013 required for certain customer commitments. Compared to the second quarter of 2013, cash flows from working capital items increased during the third quarter of 2013 primarily due to lower inventory in anticipation of sequentially lower sales volume in the fourth quarter of 2013 and a larger inventory build in the second quarter of 2013 in anticipation of higher sales volume in the third quarter of 2013, both of which are reflective of normal seasonality.

Cash flows from working capital items decreased during the first nine months of 2013 by $3.9 million to $10.5 million use of cash from $6.6 million use of cash in the first nine months of 2012. The increase in the use of cash in the first nine months of 2013 was primarily due to higher raw material costs in inventories in the first nine months of 2013 as compared to the first nine months of 2012 and a smaller decrease in inventory due to an expected increase in sales in the fourth quarter of 2013 as compared to the fourth quarter of 2012. These increases were partially offset by an environmental provision recorded for the South Carolina manufacturing rationalization project.

Cash flows used for investing activities increased in the third quarter of 2013 by $6.8 million to $10.5 million from $3.7 million in the third quarter of 2012. The increase was primarily due to higher capital expenditures in the third quarter of 2013 related to the Company’s manufacturing rationalization projects.

Cash flows used for investing activities increased in the first nine months of 2013 by $20.6 million to $32.5 million from $11.8 million in the first nine months of 2012. The increase was primarily due to higher capital expenditures related to the Company’s relocation and modernization of the Columbia, South Carolina manufacturing operation including the purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility made in the second quarter of 2013.

Total expenditures in connection with property, plant and equipment were $10.5 million, $3.8 million and $18.2 million for the third quarter of 2013, the third quarter of 2012 and the second quarter of 2013, respectively. Total expenditures in connection with property, plant and equipment for the first nine months of 2013 were $34.5 million, a $22.2 million increase over $12.3 million for the first nine months of 2012. During the first nine months of 2013 the increase was primarily due to the Company’s investment in more efficient manufacturing capabilities including the purchase of real estate in Blythewood, South Carolina to be utilized as its new South Carolina manufacturing facility made in the second quarter of 2013 and the purchase of equipment related to the relocation and modernization of its Columbia, South Carolina manufacturing operation.

Based on current sales volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volume in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

Cash flows used in financing activities were $26.6 million in the third quarter of 2013, including a $20.0 million net repayment of debt. Cash flows used in financing activities were $27.5 million in the third quarter of 2012, including a $22.2 million net repayment of debt. The decrease of $0.9 million in cash flows used in financing activities was primarily due to lower interest payments resulting from Note redemptions in 2012 and 2013 and a net decrease in repayments of debt as a result of lower free cash flows related to an increase in capital expenditures for the Company’s relocation and modernization of its Columbia, South Carolina manufacturing operation. These decreases were partially offset by the payment of a dividend in the third quarter of 2013.

Cash flows used in financing activities were $26.7 million in the first nine months of 2013, including a $14.9 million net repayment of debt. Cash flows used in financing activities were $40.0 million in the first nine months of 2012, including a $27.0 million net repayment of debt. The decrease of $13.3 million in cash flows used in financing activities was primarily due to the purchase of real estate in Blythewood, South Carolina in the second quarter of 2013 to be utilized as its new South Carolina manufacturing facility, lower interest payments resulting from Note redemptions in 2012 and 2013, and higher proceeds from the exercise of stock options granted pursuant to the Company’s Executive Stock Option Plan. These decreases were partially offset by the payment of dividends in the first nine months of 2013.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, was $22.5 million in the third quarter of 2013 compared to $25.4 million in the third quarter of 2012 and $0.9 million in the second quarter of 2013. The decrease in free cash flows in the third quarter of 2013 compared to the third quarter of 2012 was primarily due to increased capital expenditures in the third quarter of 2013 partially offset by an increase in cash flows from operating activities as discussed above. Free cash flows in the first nine months of 2013 were $24.7 million compared to $40.3 million in the first nine months of 2012. The decrease in free cash flows of $15.5 million was primarily due to an increase in capital expenditures partially offset by an increase in cash flows from operating activities as discussed above. The Company is including this non-GAAP measure because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	September 30, 2013	June 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
	$	$	$	$	$

Cash flows from operating activities	33.0	19.1	29.2	59.3	52.6
Less purchases of property, plant and equipment and other assets	(10.5)	(18.2)	(3.8)	(34.5)	(12.3)

Free cash flows	22.5	0.9	25.4	24.7	40.3

Contractual Obligations

As of September 30, 2013, there were no material changes to the contractual obligations set forth in the Company’s 2012 annual audited consolidated financial statements outside the ordinary course of the Company’s business except for the items discussed below.

Senior Subordinated Notes

The Company redeemed an aggregate principal amount of $20 million of its Notes at par value on June 27, 2013. On August 30, 2013, the Company redeemed the remaining $18.7 million aggregate principal amount of its outstanding Notes, at par value, therefore, fully discharging and satisfying the Notes and Indenture.

South Carolina Mortgage

On June 28, 2013, the Company entered a ten-year South Carolina Mortgage of $8.5 million requiring monthly payments of principal of $70,937.50 plus accrued interest, with the first payment made on July 15, 2013. A final principal payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. Both the monthly principal payment and final principal payment are subject to upward adjustment if the additional advance is made.

Sarasota, Florida Corporate Office Lease

On August 19, 2013, the Company entered into a 130-month operating lease on a corporate office located in Sarasota, Florida which will serve as the Company’s new US headquarters. Annual minimum lease payments for the facility will range from approximately $0.6 million to $0.7 million over the term of the lease.

Electricity Service Contract

On November 12, 2013, the Company entered into a beneficial ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to be in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The Company will receive certain incentives which are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately:

Time Period	$ Millions
2014	0.7
2015-2016	6.2
2017-2018	6.3
2019-2024	16.9
Total	30.1

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract, which is expected to be the second quarter of 2014. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract, and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million. This amount declines annually until the expiration of the contract.

Capital Stock and Dividends

As of September 30, 2013, there were 60,776,649 common shares of the Company outstanding.

During the third quarter of 2013, 80,000 stock options were exercised resulting in proceeds to the Company of $0.1 million. Stock options exercised during the first nine months of 2013 were 1,151,610 and resulted in proceeds to the Company of $3.8 million. During the third quarter of 2013, 82,500 stock options were granted and 50,000 were forfeited. Stock options granted during the first nine months of 2013 were 830,000 and 71,250 were forfeited.

The Company paid a dividend of $0.08 per common share on April 10, 2013 to shareholders of record at the close of business on March 25, 2013.

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of $0.08 per common share, paid on September 30, 2013 to shareholders of record at the close of business September 16, 2013. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook.

On November 12, 2013 the Board of Directors declared a dividend of $0.08 per common share payable on December 30, 2013 to shareholders of record at the close of business December 16, 2013. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of November 12, 2013.

The dividends paid and payable by the Company on April 10, 2013, September 30, 2013 and December 30, 2013 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Financial Risk Management, Objectives and Policies

There has been no material change with respect to the Company’s financial risks and management thereof during the three months ended September 30, 2013. Please refer to Note 21 of the Company’s annual audited consolidated financial statements as of December 31, 2012, and for the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has paid Multilayer a portion of the settlement amount and has a small final payment due in December 2013, which will settle all outstanding issues between the parties. The terms of the settlement agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

These unaudited interim condensed consolidated financial statements and notes follow the same accounting policies, judgments, estimates and assumptions as those described in the most recent annual audited consolidated financial statements of the Company, along with the following supplements described below. These financial statements and notes should be read in conjunction with the Company’s 2012 annual audited consolidated financial statements.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been issued by the IASB but are not yet effective, and have not been adopted by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements are detailed as follows:

IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures: The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. IFRS 7 has been amended to require disclosures that are either permitted or required on the basis of the entity’s date of adoption of IFRS 9 and whether the entity elects to restate prior periods under IFRS 9 and is effective for annual periods beginning on or after January 1, 2015. Management has yet to assess the impact that these amendments are likely to have on the financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of September 30, 2013 was effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR at www.sedar.com, the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities, and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s Management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.